SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                            Newcastle Investment Corp.
                  --------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $0.01 per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                   65105M 10 8
                               -------------------
                                 (CUSIP Number)

                               Randal A. Nardone
                                   Secretary
                    Fortress Principal Investment Holdings LLC
                         c/o Fortress Investment Group LLC
                           1251 Avenue of the Americas
                            New York, New York  10020
              -----------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                April 29, 2003
              ----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

CUSIP No.     65105M 10 8                                     Page 2 of 9 Pages

                                  Schedule 13D

1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Newcastle Investment Holdings Corp. (13-4007914)

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) [ ] (b) [ ] Not Applicable

3      SEC USE ONLY

4      SOURCE OF FUNDS
       WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                 [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Maryland

NUMBER OF                        7     SOLE VOTING POWER
SHARES                                 - 0 -
BENEFICIALLY
OWNED BY                         8     SHARED VOTING POWER
EACH                                   - 16,488,517 -
REPORTING
PERSON                           9     SOLE DISPOSITIVE POWER
WITH                                   - 0 -

                                 10    SHARED DISPOSITIVE POWER
                                       - 16,488,517 -

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      - 16,488,517 -

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not Applicable

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.2% (Based on 23,488,517 shares of common stock of the issuer outstanding as of April 29, 2003)

14    TYPE OF REPORTING PERSON
      CO

CUSIP No.     65105M 10 8                                     Page 3 of 9 Pages

                                  Schedule 13D

1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Fortress Principal Investment Holdings LLC (13-4008836)

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) [ ] (b) [ ] Not Applicable

3      SEC USE ONLY

4      SOURCE OF FUNDS
       Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                 [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF                        7     SOLE VOTING POWER
SHARES                                 - 186,667 -
BENEFICIALLY
OWNED BY                         8     SHARED VOTING POWER
EACH                                   - 16,488,517 -
REPORTING
PERSON                           9     SOLE DISPOSITIVE POWER
WITH                                   - 186,667 -

                                 10    SHARED DISPOSITIVE POWER
                                       - 16,488,517 -

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      - 16,675,184 -

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not Applicable

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.4% (Based on 23,488,517 shares of common stock of the issuer outstanding as of April 29, 2003 and including shares of common stock of the issuer issuable upon exercise of options held by the reporting person which are exercisable as of or within 60 days of April 29, 2003)

14    TYPE OF REPORTING PERSON
      OO

Item 1.  Security and Issuer.

         This statement relates to shares of the common stock, par value $0.01 per share ("Common Stock"), of Newcastle Investment Corp., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1251 Avenue of the Americas, New York, NY 10020.


Item 2.  Identity and Background.

         This statement is being jointly filed by Newcastle Investment Holdings Corp., a Maryland corporation ("NIH"), and Fortress Principal Investment Holdings LLC, a Delaware limited liability company ("FPIH"), pursuant to a joint filing agreement dated as of February 14, 2003, by and between NIH and FPIH, a copy of which has been previously filed and is incorporated herein by reference as Exhibit 99.4. The principal business address of each of NIH and FPIH is c/o Fortress Investment Group, 1251 Avenue of the Americas, New York, NY 10020. The principal business of each of NIH and FPIH is real-estate related investments.

         Set forth on Annex A to this Schedule 13D is a listing of the directors and executive officers of NIH and the members of FPIH (collectively, the "Covered Persons"), the present principal occupation or employment of each of the Covered Persons and the business address of each of the Covered Persons. Each of the Covered Persons is a United States citizen.

         None of NIH or FPIH, or, to the best of their knowledge, the Covered Persons, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding a violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         NIH obtained the funds, in the amount of $34,782.66, to purchase the shares of Common Stock acquired on April 29, 2003 (as described in Item 4 hereof) from its working capital.


Item 4.  Purpose of Transaction.

         The Issuer was formed in June 2002 for the purpose of separating the real estate securities and credit leased real estate businesses from NIH's other assets. NIH contributed certain assets and related liabilities to the Issuer in exchange for 16,488,517 shares of Common Stock. In July 2002, NIH sold 2,178 shares of Common Stock to FPIH. The initial public offering of Common Stock was completed in October 2002.

         On April 29, 2003, pursuant to the terms of a stock purchase agreement, dated as of that date, between NIH and FPIH, NIH purchased from FPIH 2,178 shares of Common Stock for an aggregate purchase price of $34,782.66, or $15.97 per share. The purpose of the transaction was to facilitate the distribution of all of the shares of Common Stock held by NIH to the stockholders of NIH. This distribution is to be made on or about May 19, 2003 in connection with a plan of liquidation of NIH. Each stockholder of NIH will receive one share of Common Stock for each share of common stock of NIH owned by such stockholder. Following this distribution, neither NIH nor FPIH will hold a controlling interest in the Issuer.

         Following the liquidation of NIH, FPIH expects other of its affiliates to make additional acquisitions of Common Stock from time to time, in light of their investment goals, subject to market conditions. Notwithstanding anything contained herein to the contrary, NIH and FPIH specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), NIH and FPIH presently expect that they would take into consideration a variety of factors, including, but not limited to, the Issuer's financial condition, business, operations and prospects, other developments concerning the Issuer and the real-estate business generally, other business opportunities available to NIH and FPIH, other developments with respect to the business of NIH and FPIH, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer.

         Other than as described herein, neither NIH nor FPIH has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.


Item 5.  Interest in Securities of the Issuer.

         As of April 29, 2003, 16,488,517 shares of Common Stock, or 70.2% of the total number of shares of Common Stock then outstanding, were beneficially owned by NIH.

         Due to certain relationships between FPIH and NIH, including the beneficial ownership by FPIH of 26.1%, on a fully diluted basis, of the common stock of NIH, FPIH may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by NIH. FPIH disclaims beneficial ownership of the shares of Common Stock beneficially owned by NIH. Additionally, FPIH is the beneficial owner of 186,667 shares of Common Stock issuable upon exercise of options that are exercisable as of or within sixty days of April 29, 2003. Therefore, as of April 29, 2003, FPIH may be deemed to be the beneficial owner of 16,675,184 shares of Common Stock, or 70.4% of the total number of shares of Common Stock then outstanding.

         Based on the foregoing: (i) NIH may be deemed to have shared power to vote or direct the vote and to dispose of or to direct the disposition of 16,488,517 shares of Common Stock and (ii) FPIH may be deemed to have sole power to vote or direct the vote and to dispose of or to direct the disposition of 186,667 shares of Common Stock, and shared power to vote or direct the vote and to dispose of or to direct the disposition of 16,488,517 shares of Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 4 to this Schedule 13D for the information required by Item
6.


Item 7.  Material to be Filed as Exhibits.

         Exhibit 99.1 Stock Purchase Agreement, dated as of April 29, 2003, by and between Newcastle Investment Holdings Corp. and Fortress Principal Investment Holdings LLC.*

         Exhibit 99.2 Newcastle Investment Holdings Corp. Plan of Complete Liquidation and Dissolution, approved by the stockholders of Newcastle Investment Holdings Corp. on April 30, 2003.*

         Exhibit 99.3 Form of Nonqualified Stock Option Agreement, by and between Newcastle Investment Corp. and Fortress Principal Investment Holdings LLC
                       (incorporated herein by reference to Exhibit 10.5 of Amendment No. 1 to the Registration Statement on Form S-11 of Newcastle Investment Corp., filed on July 7,
                       2002).

         Exhibit 99.4  Joint Filing Agreement, dated as of February 14,
                       2003, by and between Newcastle Investment Holdings Corp. and Fortress Principal Investment Holdings LLC. (incorporated herein by reference to Exhibit A of the Statement on Schedule 13G, filed by Newcastle Investment Holdings Corp. and Fortress Principal Investment Holdings, LLC on February 14, 2003, relating to the Common Stock.


--------------
*  Filed herewith.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Date: May 7, 2003

                                  NEWCASTLE INVESTMENT HOLDINGS CORP.

                                  By:   /s/ Randal A. Nardone
                                       ------------------------------
                                       Name:  Randal A. Nardone
                                       Title: Secretary



                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Date: May 7, 2003

                                  FORTRESS PRINCIPAL INVESTMENT HOLDINGS LLC

                                  By:   /s/ Randal A. Nardone
                                       ------------------------------
                                       Name:  Randal A. Nardone
                                       Title: Secretary

                                                                       ANNEX A

                       DIRECTORS AND EXECUTIVE OFFICERS
                    OF NEWCASTLE INVESTMENT HOLDINGS CORP.

         The name and principal occupation of each of the directors and executive officers of Newcastle Investment Holdings Corp. are listed below. Except as set forth below, the principal business address of each of the directors and executive officers of Newcastle Investment Holdings Corp. is c/o Fortress Investment Group, 1251 Avenue of the Americas, New York, NY 10020.

      Name                              Principal Occupation
      ----                              --------------------

   Officers:

      Wesley R. Edens                   Chief Executive Officer of
                                        Fortress Investment Group LLC

      Erik P. Nygaard                   Chief Information Officer of
                                        Fortress Investment Group LLC

      Randal A. Nardone                 Chief Operating Officer of
                                        Fortress Investment Group LLC

      Kenneth M. Riis                   President of Newcastle Investment Corp.

      Jeffrey R. Rosenthal              Chief Financial Officer of
                                        Fortress Investment Group LLC

   Directors:

      Wesley R. Edens                   Chief Executive Officer of
                                        Fortress Investment Group LLC

      Kevin J. Finerty                  Managing Director at
                                        J.P. Morgan Securities*

      Mark H. Burton                    Managing Director at
                                        Lehman Brothers**

------------

 * Mr. Finerty's principal business address is J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

 ** Mr. Burton's principal business address is Lehman Brothers, 745 Seventh Avenue, New York, New York 10019.



             MEMBERS OF FORTRESS PRINCIPAL INVESTMENT HOLDINGS LLC

         The name and principal occupation of each of the members of Fortress Principal Investment Holdings LLC are listed below. Except as set forth below, the principal business address of each of the members of Fortress Principal Investment Holdings LLC is c/o Fortress Investment Group, 1251 Avenue of the Americas, New York, NY 10020.

      Name                              Principal Occupation
      ----                              --------------------

      Peter L. Briger, Jr.              Senior Managing Director at
                                        Fortress Investment Group LLC

      Wesley R. Edens                   Chief Executive Officer of
                                        Fortress Investment Group LLC

      Robert I. Kaufman                 President of
                                        Fortress Investment Group LLC

      Erik P. Nygaard                   Chief Information Officer of
                                        Fortress Investment Group LLC

      Randal A. Nardone                 Chief Operating Officer of
                                        Fortress Investment Group LLC

      Michael Novogratz                 Senior Managing Director at
                                        Fortress Investment Group LLC